Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2019 Results

Paris, February 20, 2020 – Constellium SE (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2019.

Fourth quarter 2019 highlights:

•	Shipments of 368 thousand metric tons, comparable to Q4 2018

•	Revenue of €1.4 billion, down 2% compared to Q4 2018

•	Net income of €22 million increased compared to net loss of €57 million in Q4 2018

•	Adjusted EBITDA of €121 million, up 15% compared to Q4 2018

Full year 2019 highlights:

•	Shipments of 1.6 million metric tons, up 4% compared to 2018

•	Revenue of €5.9 billion, up 4% compared to 2018

•	Net income of €64 million decreased compared to net income of €190 million in 2018

•	Adjusted EBITDA of €562 million, up 13% compared to 2018

•	Cash from Operations of €447 million and Free Cash Flow of €175 million

•	Net debt / LTM Adjusted EBITDA of 3.9x at December 31, 2019

•	Project 2019 run-rate cost savings of €78 million achieved at December 31, 2019

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in 2019. Our Adjusted EBITDA of €562 million increased by 13%, driven by excellent performance from our Packaging and Automotive Rolled Products and Aerospace and Transportation segments. Notably, 2019 represented our third consecutive year of double digit Adjusted EBITDA growth. Our Free Cash Flow of €175 million was very strong and delivers on an important financial target that we set in March 2017. We also made substantial progress on our deleveraging objective in 2019, repaying gross debt during the year and reducing leverage to 3.9x at year end. Overall, I am proud of Constellium’s performance in 2019.”

Mr. Germain continued, “I am optimistic about 2020. Based on our current outlook, we expect Adjusted EBITDA growth of 6% to 9% and Free Cash Flow generation of €125 million to €175 million in 2020. We remain on track to deliver on our long-term targets of Adjusted EBITDA over €700 million and leverage of 2.5x in 2022. We are committed to shareholder value creation through the execution of our strategy.”

Group Summary

	Q4 2019	Q4 2018	Var.	FY 2019	FY 2018	Var.
Shipments (k metric tons)	368	370	0%	1,589	1,534	4%
Revenue (€ millions)	1,372	1,398	(2)%	5,907	5,686	4%
Net income / (loss) (€ millions)	22	(57)	n.m.	64	190	n.m.
Adjusted EBITDA (€ millions)	121	104	15%	562	498	13%
Adjusted EBITDA per metric ton (€)	329	284	16%	354	325	9%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2019, shipments of 368 thousand metric tons declined slightly compared to the fourth quarter of last year due to lower shipments in the Aerospace and Transportation segment. Revenue of €1.4 billion decreased 2% compared to the fourth quarter of last year primarily due to lower metal prices and lower shipments in the Aerospace and Transportation segment, partially offset by the consolidation of Bowling Green and improved price and mix. Net income of €22 million increased compared to net loss of €57 million in the fourth quarter of 2018. Adjusted EBITDA of €121 million increased 15% compared to the fourth quarter of last year due to improved results in the Packaging and Automotive Rolled Products and the Aerospace and Transportation segments.

For the full year of 2019, shipments of 1.6 million metric tons increased 4% compared to last year on higher shipments in the Packaging and Automotive Rolled Products segment, partially due to the consolidation of Bowling Green. Revenue of €5.9 billion increased 4% compared to last year primarily due to the consolidation of Bowling Green and improved price and mix, partially offset by lower metal prices. Net income of €64 million decreased compared to net income of €190 million in 2018. Adjusted EBITDA of €562 million increased 13% compared to last year on improved results in the Aerospace and Transportation and the Packaging and Automotive Rolled Products segments, partially offset by weaker results in the Automotive Structures and Industry segment.

Results by Segment

Packaging and Automotive Rolled Products (P&ARP)

	Q4 2019	Q4 2018	Var.	FY 2019	FY 2018	Var.
Shipments (k metric tons)	255	254	1%	1,097	1,039	6%
Revenue (€ millions)	711	737	(3)%	3,149	3,059	3%
Adjusted EBITDA (€ millions)	63	55	13%	273	243	12%
Adjusted EBITDA per metric ton (€)	245	219	12%	249	234	6%

Fourth quarter Adjusted EBITDA increased 13% compared to the fourth quarter of 2018 primarily due to favorable metal costs and improved price and mix, partially offset by incremental costs from the ramp up of our automotive programs.

For the fourth quarter of 2019, shipments of 255 thousand metric tons were comparable to the fourth quarter of last year as higher shipments of Automotive rolled products, partially due to the consolidation of Bowling Green, were offset by lower Packaging rolled product shipments. Revenue of €711 million decreased 3% compared to the fourth quarter of 2018 primarily due to lower shipments and lower metal prices, partially offset by the consolidation of Bowling Green.

For the full year of 2019, Adjusted EBITDA of €273 million increased 12% compared to last year primarily due to higher shipments and favorable metal costs, partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs. Shipments of 1.1 million metric tons increased 6% compared to last year on higher shipments of both Packaging and Automotive rolled products, partially due to the consolidation of Bowling Green. Revenue of €3.1 billion increased 3% compared to last year primarily due to the consolidation of Bowling Green, partially offset by lower metal prices.

Aerospace and Transportation (A&T)

	Q4 2019	Q4 2018	Var.	FY 2019	FY 2018	Var.
Shipments (k metric tons)	56	59	(6)%	242	246	(2)%
Revenue (€ millions)	350	349	0%	1,462	1,389	5%
Adjusted EBITDA (€ millions)	45	38	18%	204	152	34%
Adjusted EBITDA per metric ton (€)	807	643	26%	843	619	36%

Fourth quarter Adjusted EBITDA increased 18% as compared to the fourth quarter of 2018 due to improved price and mix, partially offset by lower shipments and higher costs.

For the fourth quarter of 2019, shipments of 56 thousand metric tons decreased 6% compared to last year as lower Transportation, Industry and Other rolled product shipments were partially offset by higher Aerospace rolled product shipments. Revenue of €350 million was comparable to last year as improved price and mix was offset by lower shipments and lower metal prices.

For the full year of 2019, Adjusted EBITDA of €204 million increased 34% compared to last year on improved price and mix, partially offset by higher costs. Shipments of 242 thousand metric tons decreased 2% compared to last year as lower Transportation, Industry and Other rolled product shipments were largely offset by higher Aerospace rolled product shipments. Revenue of €1.5 billion increased 5% compared to last year primarily due to improved price and mix, partially offset by lower metal prices and lower shipments.

Automotive Structures and Industry (AS&I)

	Q4 2019	Q4 2018	Var.	FY 2019	FY 2018	Var.
Shipments (k metric tons)	57	57	1%	250	249	0%
Revenue (€ millions)	324	324	0%	1,351	1,290	5%
Adjusted EBITDA (€ millions)	21	21	2%	106	125	(15)%
Adjusted EBITDA per metric ton (€)	369	367	0%	423	502	(16)%

Fourth quarter Adjusted EBITDA was comparable to the fourth quarter of 2018 as growth in Automotive extrusion revenues was offset by continued elevated costs related to our footprint expansion and operational challenges on some of our newer automotive programs.

For the fourth quarter of 2019, shipments of 57 thousand metric tons were comparable to the fourth quarter of last year as higher Automotive extruded product shipments were offset by lower Other extruded product shipments. Revenue of €324 million was comparable to the fourth quarter of 2018 as improved price and mix was offset by lower metal prices.

For the full year of 2019, Adjusted EBITDA of €106 million decreased 15% compared to last year primarily due to higher costs related to our footprint expansion and operational challenges on some of our newer automotive programs, partially offset by growth in Automotive extrusion revenue. Shipments of 250 thousand metric tons were comparable to last year as higher Automotive extruded product shipments were offset by lower Other extruded product shipments. Revenue of €1.4 billion increased 5% compared to last year primarily due to improved price and mix, partially offset by lower metal prices.

Net Income

For the fourth quarter of 2019, net income of €22 million increased compared to a net loss of €57 million in the fourth quarter of last year. The change in net income is primarily related to a favorable change in unrealized gains and losses on derivatives related to our commodity hedging positions.

For the full year of 2019, net income of €64 million decreased compared to a net income of €190 million in the prior year. The change in net income is primarily related to a gain from the sale of the North Building at Sierre and a gain on OPEB amendments in 2018, partially offset by a favorable change in unrealized gains and losses on derivatives and improved gross profit in 2019.

Cash Flow and Liquidity

Free Cash Flow was €175 million for the full year of 2019 compared to an outflow of €225 million in the prior year. The change was primarily due to improved working capital performance.

Cash flows from operating activities were €447 million for the full year of 2019 compared to cash flows from operating activities of €66 million in the prior year. Constellium increased factored receivables by €17 million for the full year of 2019 compared to a decrease of €27 million in the prior year.

Cash flows used in investing activities were €353 million for the full year of 2019 compared to cash flows used in investing activities of €91 million in the prior year. The full year of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture. The full year of 2018 included €198 million of proceeds from disposals net of cash related to the sale of the North Building at Sierre.

Cash flows used in financing activities were €76 million for the full year of 2019 compared to cash flows used in financing activities of €82 million in the prior year. The full year of 2019 included the €100 million partial redemption of the 4.625% Senior Notes due 2021 and a €54 million lease redemption associated with the acquisition of Bowling Green.

Liquidity at December 31, 2019 was €516 million, comprised of €184 million of cash and cash equivalents and €332 million available under our committed lending facilities and factoring arrangements.

Net debt was €2,183 million at December 31, 2019 compared to €1,996 million at December 31, 2018. The increase in net debt is primarily attributable to the acquisition of Bowling Green, the implementation of IFRS 16, and foreign exchange impacts, partially offset by the debt repayments noted above.

Outlook

We expect Adjusted EBITDA growth in a range of 6% to 9% in 2020 and over €700 million of Adjusted EBITDA in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2019, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	1,372	1,398	5,907	5,686
Cost of sales	(1,241)	(1,288)	(5,305)	(5,148)

Gross profit	131	110	602	538

Selling and administrative expenses	(72)	(67)	(276)	(247)
Research and development expenses	(12)	(9)	(48)	(40)
Restructuring costs	(2)	—	(4)	(1)
Other gains / (losses)—net	10	(47)	(19)	154

Income from operations	55	(13)	255	404

Finance costs—net	(40)	(32)	(175)	(149)
Share of (loss) / income of joint-ventures	(3)	(10)	2	(33)

Income before income tax	12	(55)	82	222

Income tax expense	10	(2)	(18)	(32)

Net income / (loss)	22	(57)	64	190

Income attributable to:
Equity holders of Constellium	20	(58)	59	188
Non-controlling interests	2	1	5	2

Net income / (loss)	22	(57)	64	190

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.14	(0.43)	0.43	1.40
Diluted	0.14	(0.43)	0.41	1.37

Weighted average shares, in thousands
Basic	137,593	135,319	136,857	134,762
Diluted	142,646	135,319	142,646	138,146

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Net income / (loss)	22	(57)	64	190

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	49	(14)	(61)	24
Income tax on remeasurement on post-employment benefit obligations	(10)	2	13	(6)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	7	(7)	(8)	(25)
Net investment hedges	—	—	4	(4)
Income tax on hedges	(3)	1	2	8
Currency translation differences	(3)	2	1	10

Other comprehensive income / (loss)	40	(16)	(49)	7

Total comprehensive income / (loss)	62	(73)	15	197

Attributable to:
Equity holders of Constellium	60	(74)	10	195
Non-controlling interests	2	1	5	2

Total comprehensive income / (loss)	62	(73)	15	197

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	184	164
Trade receivables and other	474	587
Inventories	670	660
Other financial assets	22	30

	1,350	1,441

Non-current assets
Property, plant and equipment	2,056	1,666
Goodwill	455	422
Intangible assets	70	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	185	163
Trade receivables and other	60	64
Other financial assets	7	74

	2,834	2,460

Total Assets	4,184	3,901

Liabilities
Current liabilities
Trade payables and other	999	968
Borrowings	201	57
Other financial liabilities	35	60
Income tax payable	14	8
Provisions	23	46

	1,272	1,139

Non-current liabilities
Trade payables and other	21	27
Borrowings	2,160	2,094
Other financial liabilities	23	29
Pension and other post-employment benefit obligations	670	610
Provisions	99	94
Deferred income tax liabilities	24	22

	2,997	2,876

Total Liabilities	4,269	4,015

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(519)	(545)

Equity attributable to equity holders of Constellium	(96)	(122)
Non controlling interests	11	8

Total Equity	(85)	(114)

Total Equity and Liabilities	4,184	3,901

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)

Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15

Transactions with equity holders
Share-based compensation	—	—	—	—	—	16	—	16	—	16
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018, restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7

Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Net income / (loss)	22	(57)	64	190
Adjustments
Depreciation and amortization	73	57	256	197
Finance costs—net	40	32	175	149
Income tax expense	(10)	2	18	32
Share of loss / (income) of joint-ventures	3	10	(2)	33
Unrealized (gains) / losses on derivatives—net and from remeasurement of monetary assets and liabilities—net	(21)	32	(33)	86
Losses / (gains) on disposal	1	4	3	(186)
Other—net	7	3	16	14
Interest paid	(26)	(21)	(158)	(129)
Income tax paid	(3)	(6)	(6)	(23)
Change in trade working capital
Inventories	(1)	38	57	(9)
Trade receivables	121	(6)	104	(145)
Trade payables	(106)	(36)	(31)	(27)
Margin calls	—	(5)	5	(5)
Change in provisions and pension obligations	(7)	1	(25)	(58)
Other working capital	14	(22)	4	(53)

Net cash flows from operating activities	107	26	447	66

Purchases of property, plant and equipment	(91)	(117)	(271)	(277)
Acquisition of subsidiaries net of cash acquired	—	—	(83)	—
Proceeds from disposals, net of cash	1	1	2	200
Equity contribution and loan to joint ventures	—	(9)	—	(24)
Other investing activities	2	2	(1)	10

Net cash flows used in investing activities	(88)	(123)	(353)	(91)

Repayment of Senior Notes	—	—	(100)	—
Lease repayments	(7)	(6)	(86)	(15)
Proceeds / (repayments) from revolving credit facilities and other loans	21	(2)	109	(68)
Transactions with non-controlling interests	(2)	—	(4)	—
Other financing activities	2	(12)	5	1

Net cash flows from / (used in) financing activities	14	(20)	(76)	(82)

Net increase / (decrease) in cash and cash equivalents	33	(117)	18	(107)
Cash and cash equivalents—beginning of year	152	279	164	269
Effect of exchange rate changes on cash and cash equivalents	(1)	2	2	2

Cash and cash equivalents—end of year	184	164	184	164

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
P&ARP	63	55	273	243
A&T	45	38	204	152
AS&I	21	21	106	125
Holdings and Corporate	(8)	(10)	(21)	(22)

Total	121	104	562	498

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Packaging rolled products	192	196	822	799
Automotive rolled products	56	49	234	196
Specialty and other thin-rolled products	7	9	41	44
Aerospace rolled products	31	28	120	111
Transportation, industry and other rolled products	25	31	122	135
Automotive extruded products	31	26	123	114
Other extruded products	26	31	127	135

Total shipments	368	370	1,589	1,534

(in millions of Euros)
Packaging rolled products	497	546	2,173	2,245
Automotive rolled products	186	156	816	638
Specialty and other thin-rolled products	28	35	160	176
Aerospace rolled products	233	204	863	773
Transportation, industry and other rolled products	117	145	599	616
Automotive extruded products	208	192	797	714
Other extruded products	116	132	554	576
Other and inter-segment eliminations	(13)	(12)	(55)	(52)

Total revenue	1,372	1,398	5,907	5,686

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Net income / (loss)	22	(57)	64	190
Income tax expense	(10)	2	18	32

Income before income tax	12	(55)	82	222
Finance costs – net	40	32	175	149
Share of loss / (income) of joint-ventures	3	10	(2)	33

Income from operations	55	(13)	255	404
Depreciation and amortization	73	56	256	197
Restructuring costs	2	—	4	1
Unrealized (gains) / losses on derivatives	(20)	31	(33)	84
(Gains) / Losses on pension plans amendments (D)	(2)	3	(1)	(36)
Share based compensation costs	4	3	16	12
Metal price lag (A)	6	13	46	—
Start-up and development costs (B)	3	5	11	21
Losses / (gains) on disposals (E)	1	5	3	(186)
Bowling Green one-time costs related to the acquisition (C)	(1)	—	5	—
Other	—	1	—	1

Adjusted EBITDA	121	104	562	498

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)	For the years ended December 31, 2019 and 2018, start-up and development costs include €11 million and €21 million, respectively, related to new projects in our AS&I operating segment.
(C)	For the year ended December 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.
(D)	For the year ended December 31, 2018, the Group amended one of its OPEB plans in the U.S., which resulted in a €36 million gain.
(E)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2019	Three months ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2018
Net cash flows from operating activities	107	26	447	66
Purchases of property, plant and equipment	(91)	(117)	(271)	(277)
Equity contributions and loans to joint-ventures	—	(9)	—	(24)
Other investing activities	2	2	(1)	10

Free Cash Flow	18	(98)	175	(225)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2019	At December 31, 2018
Borrowings	2,361	2,151
Fair value of cross currency basis swaps, net of margin calls	6	9
Cash and cash equivalents	(184)	(164)
Cash pledged for issuance of guarantees	—	—

Net debt	2,183	1,996

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.